NUTRANOMICS, INC.

605 Portland Ave.

Unit 154

Gladstone, OR 97027

(408) 495-3142

AUGUST 20, 2021

VIA EDGAR

Attorney Ernest Greene

Finance Office Manufacturing

U.S. Securities Exchange Commission

Washington, D.C. 20549

Re: Nutranomics, Inc.

Form 1-A: Request for Qualification

File No. 024-11594

Dear Mr. Greene:

Nutranomics, Inc., a Wyoming corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Request for Qualification filed with the Commission on August 19, 2021 related to the Offering Statement on Form 1-A (Reg. No. 024-11594). Please note, this withdrawal applies to the Request for Qualification only. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Sincerely, /s/ Jonathan Bishop
Jonathan Bishop CEO